ROLLING THUNDER EXPLORATION LTD.
NOTICE OF CHANGE IN YEAR-END

May 9, 2006

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver, BC V7Y 1L2

Alberta Securities Commission

Stock Exchange Tower

420, 300 - 5th Avenue S.W.

Calgary, AB T2P 3C4

Ontario Securities Commission

Suite 1903, PO Box 55

20 Queen Street West

Toronto, ON M5H 3S8

Dear Sirs:

Re:

Rolling Thunder Exploration Ltd. (the "Corporation")

Notice Pursuant to Section 4.8 of National Instrument 51-102 ("NI 51-102")

We write pursuant to Section 4.8 of National Instrument 51-102 to advise of the Corporation's intent to change its year-end from April 30 to December 31. Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in NI 51-102.

In response to the specific items referred to in Section 4.8, we advise as follows:

1.

Change in Financial Year-End

The board of directors of the Corporation has determined to change the year-end of Corporation from April 30 to December 31.

2.

Reasons for the Change

The change is being undertaken to allow the Corporation to have a fiscal year-end that is consistent with other companies operating in the oil and gas industry.

3.

Relevant Dates for Financial Reporting Purposes

Old Financial Year – The 12 month period ended April 30, 2006.

Transition Year – The 8 month period ended December 31, 2006.

New Financial Year – The 12 month period ended December 31, 2007.

4.

The length and ending dates of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Corporation's Transition Year and its New Financial Year:

Transition	Comparative	New	Comparative	Interim	Comparative	Interim	Comparative
Year	Annual	Financial	Annual	Periods	Interim	Periods	Interim
	Financial	Year	Financial	for	Periods to	for New	Periods to
	Statements		Statements	Transition	Interim	Financial	Interim
	to Transition		to New	Year	Periods in	Year	Periods in
	Year		Financial		Transition		New
			Year		Year		Financial
Year
8 months	12 months	12	8 months	2 months	Balance	3 months	Balance sheet
ended	ended April	months	ended	ended June	Sheet at April	ended	at December
December 31, 2006	30, 2006	ended December	December 31, 2006	30, 2006	30, 2006	March 31, 2007	31, 2006
		31, 2007	12 months ended April		3 months ended July 31, 2005		3 months ended April 30, 2006
30, 2006
				5 months ended	Balance Sheet at April	6 months ended	Balance Sheet at
				September 30, 2006	30, 2006	June 30, 2007	December 31, 2006
					6 months ended October 31, 2005		5 months ended June 30, 2006
						9 months ended	Balance Sheet at
						September 30, 2007	December 31, 2006
8 months ended
September
30, 2006

5.

Filing Deadlines, prescribed under sections 4.2 and 4.4 of NI 51-102, for the interim and annual financial statements for the Corporation's Transition Year.

2 months ended June 30, 2006 – August 29, 2006

5 months ended September 30, 2006 – November 29, 2006

8 months ended December 31, 2006 – April 30, 2007